Net investment income distributions and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. A portfolio is required to make distributions of any income and gains realized in the prior fiscal year. If a portfolio has a net investment loss or realized losses in the current year, such distributions may be in excess of the portfolio's cumulative income and/or gains. However, a distribution in excess of net investment income or a distribution in excess of net realized gain is not a return of capital for tax purposes. These differences are due to differing treatments for items such as deferral of wash sales, foreign currency transactions, net operating losses and capital loss carryovers. Permanent items identified in the period ended December 31, 2001, have been reclassified among the components of net assets as follows:

        Undistributed           Undistributed           Paid-In
        Net Investment          Net Realized            Capital
        Income                  Gain/(Loss)
Janus Aspen Growth Portfolio
        $    79,588               $      570            $   (80,158)
Janus Aspen Aggressive Growth Portfolio
          6,295,488                     (182)            (6,295,306)
Janus Aspen Capital Appreciation Portfolio
             -                         -                       -
Janus Aspen Core Equity Portfolio
                994                     (994)                  -
Janus Aspen Balanced Portfolio
         (1,202,931)                1,202,931                  -
Janus Aspen Growth and Income Portfolio
               (526)                      526                  -
Janus Aspen Strategic Value Portfolio
               1,998                      584                (2,582)
Janus Aspen International Growth Portfolio
             865,176                  330,366            (1,195,542)
Janus Aspen Worldwide Growth Portfolio
           (865,489)                  865,489                  -
Janus Aspen Global Life Sciences Portfolio
             181,370                      401              (181,771)
Janus Aspen Global Technology Portfolio
               7,055                   15,989               (23,044)
Janus Aspen Global Value Portfolio
                (60)                       60                  -
Janus Aspen Flexible Income Portfolio
            (32,368)                   32,368                  -
Janus Aspen Money Market Portfolio
                -                         -                    -